

April 29, 2014

Via U.S. Mail
Dhugald Pinchin
Chief Executive Officer
Source Gold Corp.
1155 Camino Del Mar #162
Del Mar, CA 92014

     **Re:**    **Source Gold Corp.**
            **Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2013**
            **Filed April 8, 2014**
            **File No. 000-54840**

Dear Mr. Pinchin:

We have reviewed your filing and response and have the following comment.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2013

1.     We note your amended Form 10-K includes an audit report provided by W.T. Uniack & Co., CPA's, P.C. ("Uniack") that does not identify the correct periods associated with the audited financial statements. Please ask Uniack to further revise its report to state that it has audited the consolidated balance sheet as of July 31, 2013 and the consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the year ended July 31, 2013. Also, if the period from June 4, 2008 (inception) through July 31, 2013 was audited by Uniack, the audit report should refer to this cumulative period from inception to July 31, 2013 for the consolidated statements of operations and comprehensive loss, and cash flows. Otherwise, please label the cumulative columns from inception to July 31, 2013 as unaudited. Please file an amended Form 10-K with these changes.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining